Filed by Comcast Corporation
                                              Pursuant to Rule 425 under the
                                              Securities Act of 1933 and deemed
                                              filed pursuant to Rule 14a-12
                                              under the Securities Exchange Act
                                              of 1934

                                              Subject Company: AT&T Corp.
                                              Commission File No. 1-1105

                                              Date: July 10, 2001


     The following conference call was held by Comcast with the media on July 9, 2001:


                         COMCAST PRESS CONFERENCE CALL

                             JULY, 9, 2001 11:30 AM

OPERATOR

Good morning everyone, and welcome to the Comcast Corporation press conference call, to discuss Comcast's proposal to merge with AT&T Broadband. If you have not yet received the press release, please call Renee Calabro, of the Abernathy MacGregor Group at 212-371-5999. With us today are Brian Roberts, President of Comcast Corporation, John Alchin, Executive Vice President and Treasurer of Comcast Corporation, and Steve Burke, Executive Vice President and President of Comcast Cable.

Now I'd like to turn the call over to Brian Roberts. Please go ahead, sir.


BRIAN L. ROBERTS

Thank you, and good afternoon. In addition to the two folks, John Alchin and Steve Burke, my Dad, Ralph Roberts is here, and we'll try to take questions at some point here, for any of us.

Let me begin by just making sure everyone has the same set of facts, as to what exactly our proposal is. We have sent a letter to AT&T outlining a 58 billion-dollar proposal that contemplates a combination of their core cable broadband assets with Comcast. AT&T's core broadband assets are comprised by AT&T's 13 and a half million cable customers, and AT&T's joint ventures interests in other cable systems.

What's not included, and what we are prepared to acquire separately or in addition to this, would be AT&T's interest in Time-Warner Entertainment, Cablevision Systems and Rainbow Media, by assuming more debt and issuing more equity to reflect their value. At the same time, if they're not included in the deal and are sold in advance, because AT&T is already in the process of selling those assets, and having them valued.

Comcast would issue 1.0525 billion shares of voting class and non-voting stock, Comcast Class A and Comcast Class A-Special shares, a mixture, with a combined value of 44 and a half billion as of Friday night's close, and assume 13 and a half billion of existing debt that is part of AT&T. And that is the allocated debt that AT&T has already placed on to the broadband assets.

Under our proposal, AT&T shareholders would then own a majority of the economic and voting interests of the combined company, in a transaction that would be tax free to AT&T and to all of its shareholders. The combination would therefore create a fabulous broadband company, the world's largest, third largest media company in terms of market value, behind AOL-Time-Warner and Viacom. Together, we and AT&T would produce an estimated $15 billion in cable revenues in 2001, and serve approximately 22 million customers.

The combined company would be the largest broadband provider in eight of the top ten markets in the United States, and would have a strong presence in 18 of the top 20 cities. Obviously you can imagine why we're excited about creating a company with that kind of scale and reach.

Let me back up, and talk about the proposal's history. Last October, AT&T initiated a break up plan. And I think that's critical to understand. Their board decided that they wanted to break AT&T up into four separate companies and distribute those four stocks to the AT&T stockholders. They would be separately owned companies with separate management teams.

That plan immediately triggered an idea that Comcast had as to how we could accelerate their board's plan. So they had decided that cable television didn't belong with the traditional assets of Ma Bell any more. So we went to see AT&T and say, here is a way that, normally when you spin off a company, you have to go through an initial public offering, you wait a period of time, and then you spin it off to your shareholders, and that's precisely what they said they were going to do.

And you then have difficulty in merging that company or selling that company for a period of time for tax reasons. But because we fit like a glove, the two companies, at the 58 billion dollar level, we're able to give a very significant premium to their shareholders and still qualify tax free, so what this would therefore do is dramatically accelerate AT&T's own plan to separate the broadband company.

AT&T indicated that they had then wanted some time to go off and work on their own plans of other things they were doing, and we recently got together, in the last six or eight weeks, to


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


discuss this proposal in greater detail. And there were a number of issues that led to us not being able to reach an agreement, and we decided then to still want to pursue it.

Last Tuesday, AT&T mailed to the Securities and Exchange Commission a preliminary proxy to begin the process to create the broadband tracking stock. And in that preliminary filing, it said that they would be mailing the real filing by the end of July. Which therefore created an acceleration of what we thought was happening, and we felt it was now or never, and that we needed to make our offer public, to all of the shareholders, and to the board, and hope that they're going to try and maximize the value to their shareholders. And to take advantage of this unique opportunity to accelerate their own plan.

Let me move on to some of the potential benefits of this company. Obviously, it would be very powerful for the shareholders, but also for customers and employees. Comcast has been in business since 1963, when my father Ralph founded the company. In 1972, Comcast went public, and we have had a fabulous experience with the shareholders of Comcast for 29 years. And some of you have seen our presentation, know that the stock of Comcast, for 29 years, has gone up 24 percent a year compounded.

Said another way, if you invested at the IPO and bought a thousand shares for seven thousand dollars, you'd have 3.9 million dollars today.

At the same time we've grown employees and we've grown new customers every year we've been in business. We've created new assets outside of Comcast Cable, such as E! Entertainment, The Golf Channel, QVC and a host of other businesses where we continually find ways to take advantage of this technology to create new jobs, new technologies, and new customer innovations.

Our management team, led by Steve Burke, have been acknowledged by the National Cable Television Association as the premiere management team by awarding their Vanguard award this year at the annual cable convention to Steve, for best system operator. And we think that all of that is critical coupled with a sound financial footing. And we approached the debt rating agencies on a preliminary basis and I'm pleased (obviously they're going to review it, so that's very much expected,) that Standard & Poor's has already I believe put out a statement saying that if the deal were to happen, as we proposed they do not envision that it would change our very solid investment grade rating. And that's something that we covet, and do not want to put in any jeopardy and won't.

Why is this good for AT&T shareholders? First of all, it's a full and fair acquisition price. At 58 billion dollars, this represents a 30 times multiple, a very compelling multiple of their 2000 actual EBITDA, earnings before interest, taxes, depreciation and amortization, which is the benchmark by which cable operators are measured. And it's also 30 times their first quarter of 2001 annualized.


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


Said another way, if you take AT&T stock on Friday, on a when issued basis for the fact that on Friday they spun off the wireless company, which is one of the four companies that they were spinning off, AT&T's stock closed at 16 dollars and 80 cents. Our offer represents 12 dollars and 60 cents, just for the cable systems and the joint ventures, not including Time Warner or Cablevision, and not including, of course, the fact that the AT&T shareholders would then own all of the traditional Ma Bell assets in addition to owning 51 percent of this exciting new company.

So, the communications businesses, the long distance, the business phone, would all remain part of AT&T, and yet they will have gotten 75 percent of the value for all of AT&T by doing this merger, and own more than half of the new company.

We think this is dramatically better than doing a public offering where you take IPO discounts, where you sell shares at a discounted price and then you go through a period of time to when you then spin the company off, and that various analysts have estimates as to how much that premium is, but it's well north of 50, 60 percent, or more, based on all the various numbers that I've seen, by other analysts.

Also, this proposal, avoids market risks and costs and uncertainties inherent in any public offering, and accelerates the valuation to today's numbers. Said another way, this offer is slightly more than four thousand dollars per customer, and that's in the range of where Comcast stock trades, and if you think about it, the EBITDA, the cash flow per customer, is less than half of what Comcast's is, and yet their shareholders can get advantage of our numbers, and our pricing right away.

Why would we do this? And why would you pay that price? The answer is, we have a good, solid track record of being a disciplined buyer for all 38 years since the company's inception. We've grown 13 times since 1990, and integrated 11 acquisitions. We've nearly doubled our cable subscribers in the last 24 months alone. And what we know is that there is an opportunity to take the AT&T margins, operating margins, which are about 18 percent in the first quarter, and try to equalize them over time to the Comcast margins, which are 42 percent.

And if you take 24 points of difference, and you multiply it by around ten billion of revenues that AT&T broadband, you can a target of 2.4 billion. On top of that, you can add the economies of scales of two companies becoming one company and some of the improvements that could be made, and discounts, the volume discounts that we would enjoy. And you add that together, we have a target that is around 2.8 billion.

What we said in our letter is that if we realize only 1.25 billion of those synergies over three years, over a reasonable amount of time, this deal will be good for the Comcast shareholders and bring the price down to more like 16 times cash flow from the 30 times that the AT&T shareholders would get.


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


So somehow, we think we've found a way that, given our expertise at running cable, given the duplication, that's inherent here, in that we both are in the business, we believe that this deal could then allow the AT&T shareholders to enjoy the kinds of returns in the next period of years that our stock holders have enjoyed, the 24 percent compounded on the stock.

One other point about our stock. If you look at the ten year, seven year, five year, three year and one year trading levels of our stock, and compare it to the NASDAQ, for every one of those periods, the S&P 500, and the composite of other cable companies, other public cable stocks, Comcast stock has outperformed every one of those peers in every single period. And by offering half the company to the AT&T shareholders, starting out with a great premium, we think the board should be compelled to be trying to maximize the value for their shareholders, and that this is a very attractive offer. So with that, let me pause now, and open it up to questions.


OPERATOR

Ladies and gentlemen, if you have a question, please press the one followed by the four on your telephone.


OPERATOR

The first question comes from Chris Stern (from The Washington Post. Please go ahead.


CHRIS STERN

Hello. I was just wondering how long do you think it's going to take you to get the margins up at AT&T? How long a time frame are you talking about? And also, could you explain a little bit more how you're going to get the capital expenditure savings you were also talking about?


BRIAN L. ROBERTS

Well, Chris, a couple of points. First of all, we have purchased 750 thousand customers from AT&T as part of the Media One deal of a couple of years ago that just closed December 31 of last year. And in the first six months of owning those systems, our annualized growth rate is over 30 percent of the cash flow in the first year alone. We put up a chart for the investors; it's on the Web that shows what we've done in three other acquisitions of about a million subscribers each.

And in each case, within a year or two we've been able to get their margins all the way up to Comcast levels. So what we wanted to do here is to realize, or acknowledge that this is bigger,


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


and harder, and starting from a lower base than some of our previousacquisitions, but really it's very much doing the kind of things that Comcast is good at, and let me defer over to Steve.

One last point, that the margins here would allow for double the kind of synergy that we're talking about, and as you look at things like capital expenditures, which is not included at all in the margin numbers that I put out, you'll find that basically if you have a company that buys three times as many cable modems as Comcast buys today, and three times as many digital boxes, and three times as many typewriters in the good old days, or computers today, those are the kinds of things that you can get little bit of discounts.

But when you're taking discounts on five billion dollars of capital expenditure that's a very meaningful number.


STEPHEN B. BURKE

Just to add to what Brian saidwe're assuming that we get the synergy of 1.25 billion over three years, and our assumption is that year one we get between 400 million and 600 million, and then it grows in year two and year three. If you take the experience that we've had in the last six months with the 765 thousand subscribers we received from AT&T at the beginning of the year, and multiply that out, assuming that that experience isrepresentative of what we could do with 13.5 million subs, it exceeds, fairly significantly, what we're putting on the line for the first year for 400 to 600 million. So we feel very confident about these numbers.


BRIAN L. ROBERTS

Next question, please.


OPERATOR

The next question comes from Willy Parker, from Philadelphia Enquirer. Please go ahead.


WILLY PARKER

Good morning. To what extent was the location of the merged company? Was that a factor in the talks with AT&T? Is that one of the things that they balked at?

BRIAN L. ROBERTS

Let me say this. That it was an issue that was raised, there ... there was some discussion that they wanted New York, possibly, and we have no intention of leaving Philadelphia. And it was among many other issues, something that was discussed.


WILLY PARKER

Thank you.


OPERATOR

The next question comes from Mark Meltzer, from Philadelphia Daily News. Please go ahead.


MARK MELTZER

Hello, Mr. Roberts. Can you please tell me why does the company want to be number one?


BRIAN L. ROBERTS

Well, I think that's a very fair question, in our business, not so much being number one as it is that this would accelerate the growth rate for Comcast Cable and Comcast Corporation, because you'd be able to ... as you're raising those operating margins, you would be growing faster than our traditional business, number one.

Number two, it allows you to be a leader in technology and new content development, and helps accelerate some of the great new products that are on the drawing board, like video on demand and interactive television, and e-commerce. And one of the things, that there's so many different cable companies that people are at many different standards. One of the questions is how can we get somebody in the industry to take a leadership position, to drive these new consumer developments, and accelerate their time to market, rather than having multiple people with different ideas?

This allows for one company to take that leadership position, and we have found in the past that's worked very well.

MARK MELTZER

That was Mr. Bruce Roberts?


BRIAN L. ROBERTS

Brian.


MARK MELTZER

Brian, I'm sorry, Mr. Brian Roberts.  Please forgive me.


BRIAN L. ROBERTS

Next question.


OPERATOR

Next question comes from Derek Camay, from Reuters. Please go ahead.


DEREK CAMEY

Good morning, gentlemen. A couple of questions. The AT&T properties, as I understand it require a ... a bit of investment to get them up to the technological level of where many Comcast systems are. Does this give you or create any cause for concern, or create any reason to believe that it might be slower hitting some of the numbers that you're talking about?

Second question, if AT&T's board rejects this, what is your next plan of action? Can you go directly to the investors? Is that even possible with a subsidiary of a corporation that only exists as a tracking stock? And the third question is, is there a time line forthat this deal needs to be done by, in order to get the tax free benefits of the or the beneficial tax consequences that you were talking about?


STEPHEN B. BURKE

Let me answer the first question, then I'll pas to Brian for the second question. We are big believers in the future of broadband, and so every time we've acquired systems, we've moved as


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


quickly as we can to get those systems rebuilt and new products launched. And by the end of this year well over 90 percent of our systems and our subscribers are going to have broadband access. AT&T is a little bit further behind us in that process. AT&T has a slightly over half of their systems rebuilt, but our anticipation would be that we could get the remainder of the systems rebuilt, so the combined company would have close to a hundred percent of the systems rebuilt within a very short period, a matter of two or three years.

And we've looked at all the financial impacts of doing that, and are big believers in the future of this business, and big believers that if we can put the companies together, get everything rebuilt, and continue to offer new products, that at the end of the day, that'll be a very good thing for our shareholders and for our customers. Brian?


BRIAN L. ROBERTS

Well, first of all, let's be clear that it is not a tracking stock as of this point. What they've said is that they announced intention to create a tracking stock, and the opportunity here is to make this I think rather compelling proposal to their board, and we're hoping that they're going to give it serious consideration.

But first of all, let me say we are committed, absolutely committed to seeing this through, and trying to make a deal. Secondly, we're hoping and hopeful that their board will work with us, to create the real value and maximize the value to the AT&T shareholders. And other than that, at this point you really can't speculate on what happens next until really their board responds and tells us what their reaction is. Next question, please.


OPERATOR

Chris Hudson from Denver Post.  Please go ahead.


HUDSON

Yeah, a couple of questions.  Can you hear me first?


BRIAN L. ROBERTS

Yes.

HUDSON

Okay, a couple of questions. I think you addressed a little bit of what this might mean for consumers. But could you talk a little bit more about that?


BRIAN L. ROBERTS

Go ahead, any other questions?


HUDSON

The other one would be what the ramifications might be for the AT&T broadband headquarters here in Colorado, as heard in the initial question from the gentleman from the Enquirer, he addressed New York and Philadelphia, but nothing about Denver.


BRIAN L. ROBERTS

What I think this means for consumers is we're entering into a fantastic age in broadband, that when you marry the speed of broadband, literally being able to transmit digital bits at millions of bits per second, coupled with what's happened with personal computers and processing power and Moore's Law, and how fast these microprocessors and how cheap they are, and you marry the intelligence of PC's, the broadband connectivity, and a company like Comcast connecting it to residences and then at the same time the creation of something like the Internet, which we're just scratching the surface, and we're in the first inning of ... this is a golden age of connectivity in this country.

And some of that connectivity will be wireless, but a lot of it is going to be through high speed wires into your home. And the opportunity to then evolve the television experience, to create new products such as voice, but also interactivity and commerce, and to expand the television choices that consumers have, to go to on demand video, it is the most exciting time to be in the business since I've been in the business, nearing 20 years.

Andas far as Denver goes, there's a tremendous presence in Denver, and just as with Media One we're very respectful of that, and we have to first see if we can have a discussion before we can get specific on any one plan all we're saying is Comcast Corporation, just as AT&T is not headquartered in Denver, Comcast Corporation is headquartered in Philadelphia, and it's our desire to retain that.

HUDSON

Okay, thank you.


BRIAN L. ROBERTS

Next question, please.


OPERATOR

Andrew Cassell, from Philadelphia Enquirer.  Please go ahead.


ANDREW CASSELL

Yes. Could you explain how the ownership structure and the voting stock, the different classes of voting stock will change if this deal goes through as you propose? How much of the shares get to vote, and how much are controlled by the current management?


BRIAN L. ROBERTS

It's pretty simple. In order to do this structure, we have to issue 51 percent of the voting shares to the AT&T shareholders as a group. There are five million AT&T shareholders, I'm told. So that whatever the share ownings are would go, you know, to each shareholder. The Comcast shareholders as a group would then have 49 percent, and the way that's currently divided is Robert's family has about 86 percent of that 49 percent. So basically, we would be in the mid- forties as a percentage of voting, or the high forties, depending on how it's ultimately structured and the AT&T shareholders would have 51.

And that works for us, that's a huge step and something that we think however will allow us to still retain the feel and the culture that is Comcast.


ANDREW CASSELL

And also you really haven't explained what's holding up the deal from AT&T's point of view? You described the headquarters as one. I mean, are the problems not financial at all, or is it all social issues? Who gets what job and ... (Overlap)

BRIAN L. ROBERTS

I think you're going to have to take that question to AT&T. I think it's the the variety of things that come up in acquisition, and we think that by having decided to send this company on its own, and create the tracking stock, they really put it on a path to where it was independent company, and that we hope that their board will do what's right and be concerned about maximizing the value for their shareholders, and that's what should be paramount here. Next question, please.


OPERATOR

The next question is from John Hagens from Broadcasting and Cable magazine.


JOHN HAGENS

Boy, lots of questions rise up. Let's start with how are they running their systems differently, that you all think that you can kind of just magically in a matter a months get themargins and the cash flows up so dramatically? What are they doing that you're not doing?


BRIAN L. ROBERTS

Well, first of all, John, let's be real clear that we're talking a matter of years, not a matter of months. We've said and ... (Overlap)


JOHN HAGENS

Well, you said 12 to 24 months, correct?


BRIAN L. ROBERTS

No, we said 12 to 24 months for some, but 36 months for others, and we're only talking about trying to get to less than half of how we do it, in terms of the spread between their 18 percent margins and our 42. So I think we've said our target, at least in this letter, is only to get halfway home, and we've given ourselves two to three years to get halfway. So I think we tried to be very practical and realistic here, but with that, let me kick it over to Steve to give you some more specifics.

STEPHEN B. BURKE

If you look at our company, John, over the last two years, we've close to doubled in size and made acquisitions such as Scripps, and Jones and Lenfest and in fact, 765 thousand subscribers from AT&T. And what we found is, time after time, this is not an overnight thing, and it requires a lot of discipline and a lot of people working on the process. Some of the improvement has to do with revenues, some of the improvement has to do with costs, some of the improvement has to dowith just a different approach to the business. But over a one or two-year period, you can really start to improve the margins significantly. What we have assumed, just because we wanted to be conservative, is that in fact the margin improvement we're going to be projecting in this deal is actually less than the margin improvement we've gotten in the last 11 deals we've done in a row. So what we're trying to ... (Overlap)


JOHN HAGENS

So what do you think they're doing wrong? I mean, we all know that they're running at a 16 percent operating margin ...


BRIAN L. ROBERTS

John ... John, I'm not going to get into that. I can speak for what we do, and I can speak for what we've done time and time again, when we bring companies into the Comcast fold. And our goal is to talk about the future, and our excitement to build a great company. Next question, please.


OPERATOR

The last question comes from Peter Howe, from The Boston Globe newspaper. Please go ahead.


PETER HOWE

I wish we were global. Two part question. Do you have any concern about prospective federal ownership caps, FCC caps on cable franchise holdings? And secondly, have you had any communications with John Malone, or Amos Hostetter, or other substantial AT&T shareholders to line up their support for this deal?

BRIAN L. ROBERTS

I'm not going to talk about that last part. I think that we'll leave that because too much speculation can come out of that. But to the question, the first question again was ...


STEPHEN B. BURKE

Regulatory.


BRIAN L. ROBERTS

Oh, regulatory. No. What's very attractive and I think appealing here is even if the old rule, which is no longer in effect, it was overturned by the courts, was in effect, which is a 30 percent limit of multi-channel video homes, which would yield a limit of 25, 26 million homes, this deal is below that, at 22 million in operating homes, and even including the joint ventures, it's 23 or
24. So we're below a cap that is no longer operative, and that's why we're saying with Time- Warner and Cable Vision, ultimately those are not long term assets that we would want to hold, and if they don't come with the deal, that's fine.


BRIAN L. ROBERTS

Another question?


STEPHEN B. BURKE

That's it.


BRIAN L. ROBERTS

Last question? Okay, let me just close with one last point. We really believe that this proposal is superior to the proposed restructuring in every respect. Greater value, sooner timing, and a solid balance sheet, and ultimately the benefit of being a 22 million customer company is better in this business than 13 or eight. And we are hopeful that we can make this a reality. We thank you for being here today.


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


OPERATOR

Ladies and gentlemen, that does conclude our conference call for today. You may all disconnect. And thank you for participating.


         (END OF TAPE)
                                       15

   Note: The following notice is included to meet certain legal requirements:

                           FORWARD-LOOKING STATEMENTS

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Comcast Corporation ("Comcast") wishes to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Comcast. Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of Comcast and AT&T Broadband may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the transaction may not be fully realized or realized within the expected time frame; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) the regulatory approvals required for the transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes; (7) the potential for increased competition; (8) technological changes; (9) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (10) pricing pressures which could affect demand for Comcast's services; (11) Comcast's ability to expand its distribution; (12) changes in labor, programming, equipment and capital costs; (13) Comcast's continued ability to create or acquire programming and products that customers will find attractive; (14) future acquisitions, strategic partnerships and divestitures; (15) general business and economic conditions; and (16) other risks described from time to time in Comcast's periodic reports filed with the Securities and Exchange Commission (the "Commission").

                             ADDITIONAL INFORMATION

     Subject to future developments, Comcast may file with the Commission (i) a preliminary proxy statement for solicitation of proxies from the shareholders of AT&T Corp. ("AT&T") in connection with AT&T's special meeting which is scheduled to take place in September 2001 and (ii) a registration statement to register the Comcast shares to be issued in the proposed transaction. Investors and security holders are urged to read the proxy statement and registration statement (when and if available) and any other relevant documents filed with the Commission, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when and if available) and other relevant documents at the Commission's Internet web site at www.sec.gov. The proxy statement and registration statement (when and if available) and such other documents may also be obtained free of charge from Comcast by directing such request to:
Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148,
Attention: General Counsel.

     Comcast, its directors and certain other Comcast employees and advisors may be deemed to be "participants" in Comcast's solicitation of proxies from AT&T's shareholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in a filing made by Comcast with the Commission pursuant to Rule 14a-12 on July 9, 2001.


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